UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from (not applicable)

Commission file number 1-6880

U.S. BANK 401(k) SAVINGS PLAN

800 Nicollet Mall

Minneapolis, Minnesota 55402-4302

(Full title of the plan and the address of the plan)

U.S. BANCORP

800 Nicollet Mall

Minneapolis, Minnesota 55402-4302

(Name and address of principal executive offices of the issuer of the securities)

REQUIRED INFORMATION

U.S. Bank 401(k) Savings Plan (the Plan) is subject to the Employee Retirement Income Security act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2018 and 2017, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 13 and incorporated herein by this reference.

The following exhibits are filed with this report:

Exhibit Number	Description

13	Annual Report for the year ended December 31, 2018

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BANK 401(k) SAVINGS PLAN

By: U.S. Bank 401(k) Savings Plan Benefit Administration Committee

/s/ Ismat Aziz	June 19, 2019
Ismat Aziz
Benefit Administration Committee Chairperson